Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke* Martin Rogers †	Patrick S. Sinclair* Miranda So* James Wadham † Jia Xu †

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

July 12, 2021

Re:	Black Spade Acquisition Co
Revised Draft Registration Statement on Form S-1
Publicly Submitted on July 12, 2021
CIK No. 0001851908

Mr. Jay Mumford

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20510

Dear Mr. Mumford:

On behalf of our client, Black Spade Acquisition Co, a Cayman Islands exempted company (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated July 12, 2021 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is submitting the revised Draft Registration Statement (the “Revised Draft Registration Statement”) to the Commission together with this response letter. The Revised Draft Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the revised language addressing a particular comment appears.

Draft Registration Statement on Form S-1 Submitted June 29, 2021

Risk Factors

Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company, page 70

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

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We note that your forum selection provision in the Warrant Agreement identifies a state court located within the State of New York as an exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. [If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.]

Response: In response to the Staff’s comment, the Company revised the disclosure on page 70 of the Revised Draft Registration Statement. The Company has also revised Section 9.3 of the Warrant Agreement to clearly state that this provision does not apply to actions arising under the Securities Act.

Please do not hesitate to contact me at (852) 2533-3368 or james.lin@davispolk.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ James C. Lin

James C. Lin

cc:	Via E-mail

Chi Wai Dennis Tam, Chairman and Co-Chief Executive Officer

Black Spade Acquisition Co

Kyungwon Lee, Esq., Partner

Shearman & Sterling LLP

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